DUCOMMUN INCORPORATED

23301 Wilmington Avenue

Carson, California 90745-6209

October 7, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ducommun Incorporated Registration Statement on Form S-4 (File No. 333-177231)

Ladies and Gentlemen:

This letter is sent on behalf of Ducommun Incorporated (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and the other co-registrants named therein pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $200,000,000 aggregate principal amount of its new 9.750% Senior Notes due 2018 (the “Exchange Notes”) for a like principal amount of its outstanding 9.750% Senior Notes due 2018 (the “Outstanding Notes”).

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

In this regard, the Company will inform each person participating in the Exchange Offer (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company will also require each participant in the Exchange Offer to furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving Exchange Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes or Outstanding Notes.

The Company will inform broker-dealers participating in the Exchange Offer (through the Exchange Offer prospectus) that any broker-dealer that resells Exchange Notes received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

The Company will also require each broker-dealer participating in the Exchange Offer to furnish the following representation in the transmittal letter or similar documentation:

If such holder is a broker-dealer, such holder will receive Exchange Notes for its own account in exchange for Outstanding Notes, the Outstanding Notes being tendered for exchange were acquired by it as a result of market-making activities or other trading activities (and not directly from the Company), and such holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus in connection with the resale of the Exchange Notes, such holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and such holder will comply with the applicable provisions of the Securities Act with respect to resale of any Exchange Notes.

Please do not hesitate to contact Dhiya El-Saden of Gibson, Dunn & Crutcher LLP at (213) 229-7196 or the undersigned at (310) 513-7200 with any questions or comments concerning this letter.

[Signature page follows]

Kind regards,

/s/ James S. Heiser
James S. Heiser
Vice President, General Counsel and Secretary,
Ducommun Incorporated

cc:         Dhiya El-Saden, Gibson, Dunn & Crutcher LLP